Proposed Form of Notice

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-__________)

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

February __, 2004

          Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by _______, 2004 to the Secretary, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of any attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After ____, 2004, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                      * * *

Enron Corp. (70- ________)

          Enron Corp. ("Enron"), a public utility holding company organized in the State of Oregon and located at 1400 Smith Street, Houston, Texas 77002, on its behalf and on behalf of its subsidiaries and affiliates listed in Exhibit H of the application (collectively "Applicants"), has filed an application-declaration under Sections11(f) and 11(g) of the Act and Rules 60, 62-64 under the Act.

The Proposed Transactions

          Enron is a debtor in possession under Chapter 11 of the United States Bankruptcy Code. Enron, the Commission's Division of Investment Management and the Commission's Division of Enforcement have held discussions regarding the registration of Enron as a public utility holding company under Section 5 of the Act, the Chapter 11 Plan for Enron and its affiliated debtor entities ("Plan"), the solicitation of votes accepting or rejecting the Plan, and various transactions in furtherance of the chapter 11 cases that may require Commission authorization under the Act were Enron a registrant under the Act. A format for a comprehensive settlement of the exemption application filed by Enron and other parties in SEC File No. 70-11373 has also been discussed. This Plan Application, and a second Omnibus Application, as discussed below, are the result of these discussions. Enron reserves the right to contest Commission jurisdiction


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over the Plan and the solicitation of creditors under Sections 11(f) and (g) of the Act if the Commission does not enter orders granting the Plan Application (and a report on the Plan consistent therewith) and the Omnibus Application in substantially the form proposed in the settlement offer, or if the Commission rejects the settlement offer.

          Enron, on behalf of itself and on behalf of certain of its subsidiaries and affiliates (collectively, "Applicants") seeks an order of the Commission under the Act (i) approving the Plan under Section 11(f) of the Act;
(ii) authorizing Applicants to continue the Bankruptcy Court authorized solicitation of votes of the Debtors' creditors for acceptances or rejections of the Plan and to make available to creditors a report on the Plan as prescribed in Section 11(g) of the Act; and (iii) authorizing Applicants to conduct such transactions as may be necessary to effect the plan, except as with respect to the sale or distribution of Portland General.

          Applicants file the Plan Application in conjunction with an Omnibus Application which seeks authorization for the Enron group companies to reorganize their nonutility businesses, enter into settlements, asset sales and other transactions involving guarantees, indemnifications and the acquisition of securities, to pay dividends and redeem securities to transfer value among the group and for several other transactions that may be conducted by Enron group companies. The Applicants state that upon the granting of the authorizations requested herein and in the Omnibus Application, and the resolution of other issues currently being discussed with the Commission's staff, Enron intends to register as a public utility holding company under section 5 of the Act.

          Applicants respectfully request the Commission to authorize the Plan Application on an expedited basis. Applicants would be required to stop many transactions that are currently being structured, negotiated or in progress, many of which have already received authorization from the Bankruptcy Court, and to postpone entering into other transactions until appropriate orders from the Commission can be issued. Delay could cause significant adverse effects on the Applicants and creditors.

Bankruptcy Cases and the Chapter 11 Plan

          The Applicants have been engaged, since the commencement of the chapter 11 cases, in the rehabilitation and disposition of their assets to satisfy the claims of creditors. The Applicants have been consolidating, selling businesses and assets, dissolving entities and simplifying their complex corporate structure. The Applicants are holding cash from prior sales pending distribution under the chapter 11 plan and are positioning other assets for sale or other disposition. The Applicants also have been involved in the settlement of numerous contracts related to wholesale and retail trading of various commodities. In some cases, cash resulting from these settlements also is being held pending distribution pursuant to the chapter 11 plan.

          The Applicants have worked with the Official Committee of Unsecured Creditors (the "Creditors' Committee") appointed in the chapter 11 cases, the Bankruptcy Court appointed examiner to review transaction related to Enron North America Corp. ("ENA") and to represent the creditors of ENA (the "ENA Examiner"), and individual creditor groups to formulate a chapter 11 plan. The Plan incorporates various inter-Debtor, Debtor-Creditor and inter-Creditor


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settlements and compromises designed to achieve a global resolution of these chapter 11 cases. The Plan, however, does provide for a litigation trust or similar vehicle to pursue avoidance and other types of claims against numerous financial institutions and other entities that are creditors of the estates.

          The Plan is premised upon the distribution of all of the value of the Debtors' assets (through Creditor Cash, Plan Securities and, to the extent such trusts are created, interests in the Remaining Asset Trusts, Operating Trusts, Litigation Trust and the Special Litigation Trust) in accordance with the priority scheme contained in the Bankruptcy Code.

          The Plan does not provide for Enron to survive in the long-term as an on-going entity with any material operating businesses. Enron's role as a Reorganized Debtor will be to hold and sell assets and manage the litigation of the estates pending the final conclusion of the chapter 11 cases.

Key Elements of the Plan

          Sale or Distribution of Portland General

          Portland General Electric Company ("Portland General"), Enron's only public utility subsidiary company, is not in bankruptcy. Portland General is a single integrated electric utility engaged in the generation, purchase, transmission, distribution, and retail sale of electricity in Oregon. Portland General also sells wholesale electric energy to utilities, brokers, and power marketers located throughout the western United States.

          Enron recently entered into an agreement to sell Portland General to Oregon Electric Utility Company, LLC ("Oregon Electric"). The sale is subject to authorization from the Bankruptcy Court, the Oregon Public Utility Commission ("OPUC") and certain other regulatory authorizations. If Portland General has not been sold, is no longer subject to the Oregon Electric purchase agreement and is not the subject of another purchase agreement, Enron will cause Portland General to distribute its shares to creditors and equity holders pursuant to the Plan. In preparation for the distribution of Portland General under the Plan, upon receipt of all appropriate regulatory approvals, Enron may transfer its ownership interest in Portland General to PGE Trust, a to-be-formed entity. If formed, PGE Trust would hold Enron's interest in Portland General as a liquidating vehicle, for the purpose of distributing, directly or indirectly, the shares of Portland General (or the proceeds of a sale of Portland General) to the Debtor's creditors and equity holders as required by the Plan. It is possible that PGE Trust may also hold Enron's interest in Portland General for the purpose of consummating the sale to Oregon Electric.

          Specifically, the Plan provides that the Debtors and the Creditors' Committee would jointly determine whether the Portland General common stock should be distributed to creditors directly by Enron or through an Entity (the PGE Trust) to be created on or subsequent to the Confirmation Date to hold the Portland General common stock. If formed, the PGE Trust will be managed under an agreement, the PGE Trust Agreement, which must be in form and substance satisfactory to the Creditors' Committee. The PGE Trust Agreement will provide for the management of the PGE Trust by the PGE Trustee who shall manage, administer, operate and


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liquidate the assets contained in the PGE Trust and distribute the proceeds thereof or the Portland General Common Stock.

          Formation of Prisma and CrossCountry and the Disposition of the Debtors' Other Assets

          Other key aspects of the Plan include the formation of holding companies, Prisma Energy International Inc. ("Prisma") and CrossCountry Energy Corp. ("CrossCountry"). Prisma is a Cayman Islands entity formed initially as a holding company pending the transfer of certain international energy infrastructure businesses that are indirectly owned by Enron and certain of its affiliates. CrossCountry is a Delaware corporation that would hold Enron's pipeline businesses, which provide natural gas transportation services through an extensive North American pipeline infrastructure. As part of the Plan, creditors would receive shares of Prisma and CrossCountry, interests in a trust or other entity formed to distribute these assets, or cash proceeds of the sale of Prisma or CrossCountry. The Plan also makes provision for the distribution of other assets of the Applicants' estate, including in excess of $6 billion in cash, the proceeds of the liquidation or divestiture of businesses that do not fit into Prisma and CrossCountry, and the value of certain claims that Enron is pursuing against various professional service firms and financial institutions such as commercial and investment banks.

          Pursuant to the Plan, any Remaining Assets not converted to Cash as of the Effective Date will continue to be liquidated for distribution to holders of Allowed Claims in the form of Creditor Cash. In the event that the Debtors and the Creditors' Committee jointly determine to create the Remaining Asset Trusts on or prior to the date on which the Litigation Trust is created, interests in the Remaining Asset Trusts will be deemed to be allocated to holders of Allowed Claims at the then estimated value of Remaining Assets. The allocation of Remaining Asset Trust Interests will form part of the Plan Currency in lieu of Creditor Cash and Creditors holding Allowed Claims will receive distributions on account of such interests in Cash as and when Remaining Assets are realized upon.

          The Plan provides for holders of Allowed Unsecured Claims against Enron (which includes Allowed Guaranty Claims and Allowed Intercompany Claims) to share the proceeds, if any, from numerous potential causes of action. To the extent that the Litigation Trust and Special Litigation Trust are implemented, these causes of action shall be deemed transferred to Creditors on account of their Allowed Claims, and then be deemed to have contributed such causes of actions to either the Litigation Trust or the Special Litigation Trust in exchange for beneficial interests in such trusts. The Debtors shall include, in the Plan Supplement, a listing of the claims and causes of action, comprising Litigation Trust Claims and Special Litigation Trust Claims, and which may be transferred to and prosecuted by the Litigation Trust and the Special Litigation Trust.

          Upon the Effective Date, holders of Allowed Enron Preferred Equity Interests and Allowed Enron Common Equity Interests will receive in exchange for such interests Preferred Equity Trust Interests and Common Equity Trust Interests, respectively. The Preferred Equity Trust and Common Equity Trust will hold the Exchanged Enron Preferred Stock and Exchanged Enron Common Stock, respectively. Holders of the Preferred Equity Trust Interests and Common Equity Trust Interests will have the contingent right to receive cash distributions in the


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very unlikely event that the value of the Debtors' assets exceeds the Allowed
Claims, but in no event will the Exchanged Enron Preferred Stock and Exchanged Enron Common Stock be distributed to such holders. The Preferred Equity Trust Interests and Common Equity Trust Interests will be uncertificated and non-transferable, except through the laws of descent or distribution.

Treatment of Claims

          The Plan generally classifies the creditors of, and other investors in, the Applicants into several classes. The descending order of priority of the distributions to be made under the Plan are as follows: Secured Claims; Priority Claims; Unsecured and Convenience Claims; Section 510 Senior Note Claims and Enron Subordinated Debenture Claims; Penalty Claims and other Subordinated Claims; Section 510 Enron Preferred Equity Interest Claims; Enron Preferred Equity Interests; and Section 510 Enron Common Equity Interests and Enron Common Equity Interests. In addition, the Plan provides for payment of Allowed Administrative Expense Claims in full.

The Creditor Solicitation and Confirmation of the Plan

          In accordance with the Disclosure Statement Orders, on or before February 3, 2004, the Debtors mailed approximately 37,000 solicitation packages to creditors holding claims entitled to vote on the Plan. Each solicitation package includes a notice of the confirmation hearing, voting instructions, a ballot, letters of support from the Creditors' Committee and the ENA Examiner, and a CD-ROM containing the Disclosure Statement (including the Plan as an exhibit thereto). Additional solicitation packages may be mailed if disputed claims are temporarily allowed for voting purposes. Moreover, the Debtors have entered into stipulations with the applicable fiduciary (typically an indenture trustee, trustee or agent bank) on ten of the prepetition financing transactions and related transactions regarding solicitation procedures on disputed claims asserted by such fiduciaries. If these stipulations are approved, then additional solicitation packages may be mailed to each fiduciary's constituency. For all parties, the deadline for submission of ballots and objections to confirmation is March 24, 2004, provided, however, that, in those instances where there are multiple tiers to the balloting process, the underlying beneficial holders may be required to submit their ballots in advance to allow sufficient time for tabulation and submission of a master ballot.

          Over and above these mailings, the Plan, Disclosure Statement and the Disclosure Orders are available, free of charge, by accessing enron.com/corp/por. This website also includes thousands of pages of documents referred to in or related to the Disclosure Statement (including, but not limited to, each of the reports of the Enron Examiner and various SEC filings made by Enron, Portland General and Northern Border Partners). Moreover, within one Business Day following the March 9, 2004 filing of the Plan Supplement, the Plan Supplement will be made available via this website. The Commission's report on the Plan would also be made available with the Plan Supplement. For those parties in interest for whom using a CD-ROM or accessing the internet poses a hardship, paper copies of the Disclosure Statement and Plan will be made available.

          The Bankruptcy Court has scheduled the Confirmation Hearing to commence on April 20, 2004. The Plan may be confirmed by the Bankruptcy Court, even if creditors vote to reject the Plan, if the court finds that the Plan treats creditors fairly. To confirm the Plan, the Bankruptcy Court must find that (1) the Plan is feasible, (2) it is proposed in good faith, and (3) the Plan and the proponent of the plan are in compliance with the Bankruptcy Code.

          Following confirmation of the Plan by the Bankruptcy Court, the Plan will become effective upon the satisfaction of certain conditions. The conditions to the effectiveness of the Plan, set forth in Section 37.1, are: (i) entry of the Bankruptcy Court confirmation order; (ii) the execution of documents and other actions necessary to implement the Plan; (iii) the receipt of consents necessary to transfer assets to and establish Prisma and CrossCountry; and (iv) the receipt of consents necessary to issue the Portland General common stock under the Plan.

          Implementing the Plan will involve the Debtors making distributions to creditors required by the Plan, reporting on the status of Plan consummation, and applying for a final decree that closes the cases after they have been fully administered, including, without limitation, reconciliation of claims. As such, administration of the estates in conjunction with the Bankruptcy Court will continue post confirmation, including the resolution of over five hundred adversary proceedings.

Administration of the Estates

          Post-Confirmation Administration

          As part of the global compromise under the Plan, the governance and oversight of these chapter 11 cases will be streamlined. On the Effective Date, a five-member board of directors of Reorganized ENE will be appointed.

          The ENA Examiner will (i) cease his routine reporting duties, unless otherwise directed by the Bankruptcy Court, and (ii) retain his status (other than his limited investigatory role) pursuant to orders of the Bankruptcy Court entered as of the date of the Disclosure Statement Order. Pending the Effective Date of the Plan, the ENA Examiner will continue his current oversight and advisory roles as set forth in prior orders of the Bankruptcy Court, subject to the right of the Debtors, in their sole discretion, to streamline existing internal processes, including cash management and other transaction review committees.

          Notwithstanding that the Debtors may streamline their internal processes, the information typically provided to the ENA Examiner will continue to be provided so as to ensure the ENA Examiner can fulfill his oversight functions. The Creditors' Committee will be dissolved on the Effective Date, except as provided below.

Post-Effective Date Administration

          Upon appointment of the new board of Reorganized ENE, from and after the Effective Date, the Creditors' Committee will continue to exist only for limited purposes relating to the ongoing prosecution of estate litigation. Specifically, the Creditors' Committee will continue to exist only (a) to continue prosecuting claims or causes of action previously commenced by it on behalf of the Debtors' estates, (b) to complete other litigation, if any, to which the Creditors'


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Committee is a party as of the Effective Date (unless, in the case of (a) or
(b), the Creditors' Committee's role in such litigation is assigned to another representative of the Debtors' estates, including the Reorganized Debtors, the Litigation Trust or the Special Litigation Trust) and (c) to participate, with the Creditors' Committee's professionals and the Reorganized Debtors and their professionals, on the joint task force created with respect to the prosecution of the Litigation Trust Claims pursuant to the terms and conditions and to the full extent agreed between the Creditors' Committee and the Debtors as of the date of the Disclosure Statement Order. Thus, virtually all of the decisions that will need to be made with respect to, among other things, (i) the disposition of the Debtors' Remaining Assets, (ii) the reconciliation of Claims and (iii) the prosecution or settlement of numerous claims and causes of action (other than specific litigation involving the Creditors' Committee), will be made by Reorganized Enron through its agents, and the board of Reorganized Enron appointed after consultation with the Creditors' Committee and the ENA Examiner will oversee such administration.

          The Plan does provide, however, that the ENA Examiner may have a continuing role during the post-Effective Date period. Within 20 days after the Confirmation Date, the ENA Examiner or any creditor of ENA or its subsidiaries will be entitled to file a motion requesting that the Bankruptcy Court define the duties of the ENA Examiner for the period following the Effective Date. If no such pleading is timely filed, the ENA Examiner's role will conclude on the Effective Date. In the event that the Bankruptcy Court enters an order defining the post-Effective Date duties of the ENA Examiner, notwithstanding the narrower scope of the Creditors' Committee envisioned by the Plan, the Creditors' Committee will continue to exist following the Effective Date to exercise all of its statutory rights, powers and authority until the date the ENA Examiner's rights, powers and duties are fully terminated pursuant to a Final Order. The Debtors and the Creditors' Committee intend to object to the continuation of the ENA Examiner during the post-Effective Date period.

          The Plan also provides for the appointment of a Reorganized Debtor Plan Administrator ("Administrator") on the Effective Date for the purpose of carrying out the provisions of the Plan. In addition, pursuant to the Plan, as of the Effective Date, the Reorganized Debtors will assist the Administrator in performing the following activities: (a) holding the Operating Entities, including Portland General, for the benefit of Creditors and providing certain transition services to such entities, (b) liquidating the Remaining Assets, (c) making distributions to Creditors pursuant to the terms of the Plan, (d) prosecuting Claim objections and litigation, (e) winding up the Debtors' business affairs, and (f) otherwise implementing and effectuating the terms and provisions of the Plan.

          Finally, in connection with the prosecution of litigation claims against financial institutions, law firms, accounting firms and similar defendants, a joint task force comprised of the Debtors, Creditors' Committee representatives and certain of their professionals was formed in order to maximize coordination and cooperation between the Debtors and the Creditors' Committee in this regard. Each member of the joint task force is entitled to, among other things, notice of, and participation in, meetings, negotiations, mediations, or other dispute resolution activities with regard to such litigation. Following the Effective Date, the Creditors' Committee representatives, together with the Creditors' Committee's professionals, may continue to participate in the joint task force.


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Overall Fairness of the Plan

          The Applicants and the Creditors' Committee believe that the global compromise embodied in the Plan is fair to each of the Debtors and their respective creditors and falls within the range of reasonableness required for approval by the Bankruptcy Court. The ENA Examiner has also agreed that the global compromise is within the range of reasonableness as to the creditors of ENA and its subsidiaries and supports confirmation of the Plan.

          With respect to the common Plan Currency concept for all creditors, this feature of the global compromise promotes efficiency without being unfair or inequitable. The ENA creditors would not be materially disadvantaged by the common Plan Currency feature because, irrespective of any global compromise, there is inescapable entanglement between the estates of ENA and Enron because ENA is the single largest creditor of Enron and its intercompany claim against Enron is ENA's single largest asset. Thus, distributions to ENA creditors necessarily depend in large part on what ENA recovers on its Intercompany Claim against Enron. Similarly, Enron's intercompany claims against EPMI and numerous other Debtors would result in assets of such other Debtors being transferred to Enron for further distribution to Enron's creditors, including ENA. Thus, while it is an integral feature of the global compromise, the common Plan Currency feature of the Plan is also justifiable for many of the Debtors because of the way in which value is transferred through intercompany claims. In any event, based on the Debtors' current estimates of asset values and Allowed Claims, Plan Currency is expected to be approximately two-thirds in the form of Creditor Cash and approximately one-third in the form of Plan Securities.

          The Plan is constructed in conformity with the provisions of section 1129 of the Bankruptcy Code. Notwithstanding that current valuations of the Debtors' assets do not indicate that a distribution will be made to the Debtors' preferred and common interest holders, the Plan does provide that, if (a) asset sales yield proceeds greater than currently projected and (b) recoveries associated with the resolution of litigation, including, without limitation, the subordination, waiver or disallowance of claims as a result of the Litigation Trust Claims and the Special Litigation Claims are at a level so that Creditors shall have received distributions which, in the aggregate, are equal to one hundred percent (100%) of their Claims, the Plan shall be modified to provide for distributions to preferred and common interest holders. Additionally, the Plan does not affect in any manner the recoveries that public bondholders and equity interest holders may receive as a result of pending class actions or other third party actions or with respect to the funds that have been recovered by the Commission for the benefit of such entities and individuals.

          For the Commission by the Division of Investment Management, pursuant to delegated authority.